UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June 2015

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations

On June 23, 2015, EXFO Inc., a Canadian corporation, reported its results of operations for the third fiscal quarter ended May 31, 2015. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the third fiscal quarter of the 2015 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations for the third fiscal quarter of the 2015 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: June 26, 2015

EXFO Reports Third-Quarter Results for Fiscal 2015

▪	Sales reach US$57.8 million
▪	Bookings attain US$59.2 million, book-to-bill ratio of 1.03
▪	Adjusted EBITDA totals US$4.5 million, 7.7% of sales

QUEBEC CITY, CANADA, June 23, 2015 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) reported today financial results for the third quarter ended May 31, 2015.

Sales reached US$57.8 million in the third quarter of fiscal 2015 compared to US$63.9 million in the third quarter of 2014 and US$51.0 million in the second quarter of 2015.

Bookings attained US$59.2 million in the third quarter of fiscal 2015 compared to US$66.5 million in the same period last year and US$54.7 million in the second quarter of 2015. The company’s book-to-bill ratio was 1.03 in the third quarter of 2015.

Gross margin before depreciation and amortization* amounted to 61.4% of sales in the third quarter of fiscal 2015 compared to 63.3% in the third quarter of 2014 and 61.7% in the second quarter of 2015.

IFRS net earnings in the third quarter of fiscal 2015 totaled US$0.6 million, or US$0.01 per diluted share, compared to US$1.7 million, or US$0.03 per diluted share, in the same period last year and US$0.9 million, or US$0.02 per diluted share, in the second quarter of 2015. IFRS net earnings in the third quarter of 2015 included US$0.4 million in after-tax amortization of intangible assets, US$0.4 million in stock-based compensation costs and a foreign exchange loss of US$0.2 million.

Adjusted EBITDA** totaled US$4.5 million, or 7.7% of sales, in the third quarter of fiscal 2015 compared to US$7.3 million, or 11.5% of sales, in the third quarter of 2014 and US$1.2 million, or 2.3% of sales, in the second quarter of 2015.

“Our sequential sales improvement was led by a 20%-plus increase in the Americas, while the EMEA region remained challenging due to macro-economic issues, devaluation of local currencies and difficult end-markets,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “Year-over-year, I am pleased with the adoption and progress in sales and bookings for our end-to-end solutions offering, which is driven mainly by network operators shifting their focus and investments toward visibility solutions to help increase quality of customer experience.”

“We have begun taking action this quarter to reduce operating costs and position the company to accelerate revenue, since improving profitability is the centerpiece of management’s strategy,” Mr. Lamonde added.

Selected Financial Information
(In thousands of US dollars)

	Q3 2015	Q2 2015	Q3 2014

Sales	$57,781	$50,990	$63,882

Gross margin*	$35,500	$31,444	$40,413
	61.4%	61.7%	63.3%

Other selected information:
IFRS net earnings	$563	$931	$1,665
Amortization of intangible assets	$444	$1,019	$1,025
Stock-based compensation costs	$374	$388	$407
Net income tax effect of the above items	$(49)	$(53)	$(63)
Foreign exchange gain (loss)	$(175)	$2,987	$(1,126)
Adjusted EBITDA**	$4,462	$1,158	$7,345

Operating Expenses
Selling and administrative expenses totaled US$20.5 million, or 35.5% of sales in the third quarter of fiscal 2015 compared to US$21.7 million, or 34.0% of sales, in the same period last year and US$20.2 million, or 39.6% of sales, in the second quarter of 2015.

Gross research and development expenses amounted to US$12.5 million, or 21.6% of sales, in the third quarter of fiscal 2015 compared to US$13.6 million, or 21.3% of sales, in the third quarter of 2014 and US$12.2 million, or 23.9% of sales, in the second quarter of 2015.

Net R&D expenses totaled US$10.9 million, or 18.9% of sales, in the third quarter of fiscal 2015 compared to US$11.7 million, or 18.4% of sales, in the same period last year and US$10.5 million, or 20.6% of sales, in the second quarter of 2015.

Third-Quarter Highlights
•
Sales. Geographical sales breakdown in the third quarter was 58% from the Americas, 23% from EMEA and 19% from the Asia-Pacific region. EXFO’s top-three customers represented 15.7% of sales. The largest customer accounted for 7.0% of sales, mostly for EXFO’s systems and solutions. Revenue after nine months would be almost flat year-over-year, excluding the negative impact of the US dollar.

•
Profitability. EXFO generated adjusted EBITDA of US$4.5 million (7.7% of sales) in the third quarter of 2015 for a total of US$8.8 million (5.3%) after the first three quarters into the fiscal year. In comparison, the company delivered US$8.6 million (5.0%) of adjusted EBITDA after three quarters into 2014. A restructuring charge of US$1.2 million is planned for the fourth quarter of 2015 which is expected to generate annual savings US$2 million. EXFO had a cash position of US$29.9 million and no debt at the end of the third quarter of 2015.

•
Innovation. EXFO introduced major enhancements to its analytics platform (EXFO Xtract), service assurance systems and network visibility solutions in the third quarter in order to help network operators take proactive actions that improve customer quality of experience. The company also released new capabilities for its iOLM fiber test technology and a fully automated wireless fiber inspection solution, both contributing to EXFO’s thrust to automate and accelerate fiber deployments in wireless access networks. Following the quarter-end, EXFO accelerated its market-driven strategy by unveiling the most advanced, all-in-one test platform: FTB-1 Pro. This platform combines the unique, quad-port NetBlazer 10G Ethernet module and iSAM software test option. The company also launched a new OTDR series and above-mentioned iOLM and fiber inspection probe options for the FTB-1 Pro to greatly accelerate and simplify the turn-up of next-generation fixed and mobile access networks.

Business Outlook
EXFO forecasts sales between US$55.0 million and US$60.0 million for the fourth quarter of fiscal 2015, while IFRS net results are expected to range between a net loss of US$0.02 per share and net earnings of US$0.02 per share. IFRS net loss/earnings include US$0.01 per share in after-tax amortization of intangible assets and stock-based compensation costs as well as US$0.02 per share in restructuring charges.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this press release.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the third quarter of fiscal 2015. To listen to the conference call and participate in the question period via telephone, dial 1-704-288-0432. Please take note the following conference ID number will be required: 52901975. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CPA, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available two hours after the event until 11:59 p.m. on June 30, 2015. The replay number is 1-855-859-2056 and the conference ID number is 52901975. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
EXFO enables extraordinary experiences on global networks. Our test, service assurance and network visibility solutions allow equipment manufacturers and network operators to deliver a wealth of services to consumers, while increasing network capacity and reducing operating costs. From a company executive holding a telepresence meeting with overseas staff to a runner transferring data from wearable technology, EXFO’s inherent expertise and powerful analytics render these events commonplace. Simply put, we have evolved over our 30-year history to ensure unmatched quality of service and quality of experience on next-generation fixed and mobile networks. EXFO has a staff of approximately 1600 people in 25 countries, supporting more than 2000 customers worldwide. For more information, visit www.EXFO.com and follow us on the EXFO Blog, Twitter, LinkedIn, Facebook, Google+ and YouTube.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers’ acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

NON-IFRS MEASURES

EXFO provides non-IFRS measures (gross margin before depreciation and amortization* and adjusted EBITDA**) as supplemental information regarding its operational performance. The company uses these measures for the purpose of evaluating historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the company to plan and forecast for future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to IFRS measures, allows investors to see the company’s results through the eyes of management, and to better understand its historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin before depreciation and amortization represents sales less cost of sales, excluding depreciation and amortization.

**	Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain or loss.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:

Adjusted EBITDA (unaudited)

	Q3 2015	Q2 2015	Q3 2014

IFRS net earnings for the period	$563	$931	$1,665

Add (deduct):

Depreciation of property, plant and equipment	1,163	1,256	1,219
Amortization of intangible assets	444	1,019	1,025
Interest and other (income) expense	36	(35)	(220)
Income taxes	1,707	586	2,123
Stock-based compensation costs	374	388	407
Foreign exchange (gain) loss	175	(2,987)	1,126
Adjusted EBITDA for the period	$4,462	$1,158	$7,345

Adjusted EBITDA in percentage of sales	7.7%	2.3%	11.5%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at May 31, 2015	As at August 31, 2014
Assets

Current assets
Cash	$28,895	$54,121
Short-term investments	982	5,726
Accounts receivable
Trade	47,678	46,031
Other	2,058	2,001
Income taxes and tax credits recoverable	5,324	3,796
Inventories	31,555	35,232
Prepaid expenses	2,816	2,281
	119,308	149,188

Tax credits recoverable	36,423	41,745
Property, plant and equipment	37,864	42,780
Intangible assets	4,490	7,293
Goodwill	23,125	26,488
Deferred income tax assets	9,765	9,816
Other assets	475	721

	$231,450	$278,031
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$36,009	$29,553
Provisions	437	532
Income taxes payable	834	840
Deferred revenue	9,348	8,990
	46,628	39,915

Deferred revenue	2,845	3,319
Deferred income tax liabilities	2,262	3,087
Other liabilities	869	340
	52,604	46,661

Shareholders’ equity
Share capital (note 4)	86,471	111,491
Contributed surplus	17,524	16,503
Retained earnings	116,610	113,635
Accumulated other comprehensive loss	(41,759)	(10,259)
	178,846	231,370

	$231,450	$278,031

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended May 31, 2015	Nine months ended May 31, 2015	Three months ended May 31, 2014	Nine months ended May 31, 2014

Sales	$57,781	$165,495	$63,882	$171,064

Cost of sales (1) (note 5)	22,281	63,064	23,469	64,727
Selling and administrative (note 5)	20,489	61,689	21,730	64,975
Net research and development (note 5)	10,923	33,087	11,745	33,999
Depreciation of property, plant and equipment (note 5)	1,163	3,664	1,219	3,737
Amortization of intangible assets (note 5)	444	2,561	1,025	3,281
Interest and other (income) expense	36	(216)	(220)	(296)
Foreign exchange (gain) loss	175	(4,787)	1,126	(1,968)
Earnings before income taxes	2,270	6,433	3,788	2,609

Income taxes (note 6)	1,707	3,458	2,123	3,030

Net earnings (loss) for the period	$563	$2,975	$1,665	$(421)

Basic and diluted net earnings (loss) per share	$0.01	$0.05	$0.03	$(0.01)

Basic weighted average number of shares outstanding (000’s)	53,861	57,804	60,339	60,323

Diluted weighted average number of shares outstanding (000’s) (note 7)	54,549	58,453	60,986	60,323

(1)  The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended May 31, 2015	Nine months ended May 31, 2015	Three months ended May 31, 2014	Nine months ended May 31, 2014

Net earnings (loss) for the period	$563	$2,975	$1,665	$(421)
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	802	(29,499)	4,736	(6,792)
Items that may be reclassified subsequently to net earnings
Unrealized losses on forward exchange contracts	38	(4,164)	835	(694)
Reclassification of realized losses on forward exchange contracts in net earnings (loss)	938	1,438	391	756
Deferred income tax effect of losses on forward exchange contracts	(270)	725	(328)	(16)
Other comprehensive income (loss)	1,508	(31,500)	5,634	(6,746)

Comprehensive income (loss) for the period	$2,071	$(28,525)	$7,299	$(7,167)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Nine months ended May 31, 2014
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2013	$109,837	$17,186	$112,852	$(3,423)	$236,452
Exercise of stock options (note 4)	225	–	–	–	225
Redemption of share capital (note 4)	(831)	(106)	–	–	(937)
Reclassification of stock-based compensation costs (note 4)	2,260	(2,260)	–	–	–
Stock-based compensation costs	–	1,261	–	–	1,261
Net loss for the period	–	–	(421)	–	(421)
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(6,792)	(6,792)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $16	–	–	–	46	46

Total comprehensive loss for the period					(7,167)

Balance as at May 31, 2014	$111,491	$16,081	$112,431	$(10,169)	$229,834

	Nine months ended May 31, 2015
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at September 1, 2014	$111,491	$16,503	$113,635	$(10,259)	$231,370
Redemption of share capital (note 4)	(26,396)	1,222	–	–	(25,174)
Reclassification of stock-based compensation costs (note 4)	1,376	(1,376)	–	–	–
Stock-based compensation costs	–	1,175	–	–	1,175
Net earnings for the period	–	–	2,975	–	2,975
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(29,499)	(29,499)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $725	–	–	–	(2,001)	(2,001)

Total comprehensive loss for the period					(28,525)

Balance as at May 31, 2015	$86,471	$17,524	$116,610	$(41,759)	$178,846

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended May 31, 2015	Nine months ended May 31, 2015	Three months ended May 31, 2014	Nine months ended May 31, 2014

Cash flows from operating activities
Net earnings (loss) for the period	$563	$2,975	$1,665	$(421)
Add (deduct) items not affecting cash
Stock-based compensation costs	374	1,162	407	1,272
Depreciation and amortization	1,607	6,225	2,244	7,018
Deferred revenue	854	1,358	209	(519)
Deferred income taxes	542	199	1,147	1,448
Changes in foreign exchange gain/loss	(77)	(2,875)	378	(523)
	3,863	9,044	6,050	8,275
Changes in non-cash operating items
Accounts receivable	(6,494)	(7,811)	(8,208)	(3,683)
Income taxes and tax credits	(541)	(1,964)	(759)	(1,702)
Inventories	950	(983)	727	(2,806)
Prepaid expenses	(374)	(875)	492	(124)
Other assets	30	29	53	19
Accounts payable, accrued liabilities and provisions	1,334	8,994	4,565	9,956
Other liabilities	(30)	(62)	(35)	(78)
	(1,262)	6,372	2,885	9,857
Cash flows from investing activities
Additions to short-term investments	‒	(19,509)	(9,821)	(24,392)
Proceeds from disposal and maturity of short-term investments	1,619	23,685	9,244	23,806
Additions to capital assets	(1,826)	(4,625)	(2,750)	(5,146)
	(207)	(449)	(3,327)	(5,732)
Cash flows from financing activities
Repayment of long-term debt	‒	‒	‒	(307)
Exercise of stock options	‒	‒	30	225
Redemption of share capital (note 4)	(71)	(25,174)	‒	(937)
	(71)	(25,174)	30	(1,019)
Effect of foreign exchange rate changes on cash	78	(5,975)	771	(1,069)

Change in cash	(1,462)	(25,226)	359	2,037
Cash – Beginning of the period	30,357	54,121	47,064	45,386

Cash – End of the period	$28,895	$28,895	$47,423	$47,423

Supplementary information
Income taxes paid	$350	$1,174	$271	$1,142
Additions to capital assets	$1,700	$4,638	$2,734	$5,414

As at May 31, 2014 and 2015, unpaid purchases of capital assets amounted to $499 and $369 respectively.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share data and as otherwise noted)

1  Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together “EXFO” or the company) design, manufacture and market test, service assurance and quality of experience solutions for wireless and wireline network operators and equipment manufacturers in the global telecommunications industry. The company’s core-to-edge solutions assess the performance and reliability of converged Internet protocol (IP) fixed and mobile networks.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on June 23, 2015.

2  Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”, and using the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements. Consequently, these condensed interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

New IFRS Pronouncements not yet adopted

Financial instruments

The final version of IFRS 9, “Financial Instruments”, was issued in July 2014 and will replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018, and must be applied retrospectively. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements.

Revenue from contracts with customers

IFRS 15, “Revenue from Contracts with Customers”, was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements or whether or not to early adopt the new standard.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share data and as otherwise noted)

3  Financial Instruments

Fair Value of Financial Instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:	Quoted prices (unadjusted) in active market for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly;

Level 3:	Unobservable inputs for the asset or liability.

The company’s short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company’s short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company’s forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices and forward exchange rates at the balance sheet dates.

The fair value of forward exchange contracts represents the amount at which they could be settled based on estimated current market rates.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of fair value hierarchy, is as follows:

	As at May 31, 2015		As at August 31, 2014
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$982	$–	$5,276	$–
Forward exchange contracts	$–	$–	$–	$193

Financial Liabilities
Forward exchange contracts	$–	$3,555	$–	$690

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at May 31, 2015, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share data and as otherwise noted)

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2015 to August 2015	$7,700	1.1033
September 2015 to August 2016	20,200	1.1180
September 2016 to August 2017	8,000	1.1530
September 2017 to December 2017	1,600	1.2135
Total	$37,500	1.1266

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2015 to August 2015	$1,200	64.49
September 2015 to April 2016	2,800	65.96
Total	$4,000	65.52

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $497,000 as at August 31, 2014, and $3,555,000 as at May 31, 2015.

As at May 31, 2015, forward exchange contracts in the amount of $2,812,000 are presented as current liabilities in accounts payable and accrued liabilities, and forward exchange contracts of $743,000 are presented as long-term liabilities in other long-term liabilities in the balance sheet. Forward exchange contracts of $594,000, included in accounts payable and accrued liabilities, for which related hedged sales are recognized, are recorded in the statement of earnings; otherwise, other forward exchange contracts are not yet recorded in the statement of earnings.

Based on the portfolio of forward exchange contracts as at May 31, 2015, the company estimates that the portion of the net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $2,218,000.

During the three and nine months ended May 31, 2014 and 2015, the company recognized within its sales the following foreign exchange losses on forward exchange contracts:

	Three months ended May 31, 2015	Nine months ended May 31, 2015	Three months ended May 31, 2014	Nine months ended May 31, 2014

Losses on forward exchange contracts	$878	$1,770	$352	$721

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share data and as otherwise noted)

4  Share Capital

On January 7, 2015, the company announced that its Board of Directors had authorized a substantial issuer bid (the “Offer”) to purchase for cancellation up to 7,142,857 subordinate voting shares for an aggregate purchase price not to exceed CA$30,000,000. On February 20, 2015, pursuant to the Offer, the company purchased for cancellation 6,521,739 subordinate voting shares for an aggregate purchase price of CA$30,000,000 (US$24,027,000), plus related fees of $223,000. The company used cash to fund the purchase of shares.

On March 25, 2015, the company announced that its Board of Directors approved the renewal of its share repurchase program, by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 1,397,598 subordinate voting shares at the prevailing market price. The company expects to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The normal course issuer bid started on March 27, 2015, and will end on March 26, 2016, or on an earlier date if the company repurchases the maximum number of shares permitted under the bid. The program does not require that the company repurchases any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

The following tables summarize changes in share capital for the nine months ended May 31, 2014 and 2015.

	Nine months ended May 31, 2014
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total Amount

Balance as at September 1, 2013	31,643,000	$1	28,401,790	$109,836	$109,837
Exercise of stock options	−	−	25,800	106	106
Redemption of restricted share units	−	−	315,583	−	−
Redemption of deferred share units	−	−	38,010	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	1,435	1,435
Balance as at November 30, 2013	31,643,000	1	28,781,183	111,377	111,378
Exercise of stock options	−	−	20,500	89	89
Redemption of restricted share units	−	−	95,882	−	−
Redemption of share capital	−	−	(214,470)	(831)	(831)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	701	701
Balance as at February 28, 2014	31,643,000	1	28,683,095	111,336	111,337
Exercise of stock options	−	−	6,500	30	30
Redemption of restricted share units	−	−	14,155	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	124	124

Balance as at May 31, 2014	31,643,000	$1	28,703,750	$111,490	$111,491

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share data and as otherwise noted)

	Nine months ended May 31, 2015
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total Amount

Balance as at September 1, 2014	31,643,000	$1	28,703,750	$111,490	$111,491
Redemption of restricted share units	−	−	115,669	−	−
Redemption of share capital	−	−	(236,486)	(919)	(919)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	443	443
Balance as at November 30, 2014	31,643,000	1	28,582,933	111,014	111,015
Redemption of restricted share units	−	−	107,099	−	−
Redemption of deferred share units	−	−	48,697	−	−
Redemption of share capital	−	−	(6,521,739)	(25,395)	(25,395)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	907	907
Balance as at February 28, 2015	31,643,000	1	22,216,990	86,526	86,527
Redemption of restricted share units	−	−	5,636	−	−
Redemption of share capital	−	−	(21,154)	(82)	(82)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	26	26

Balance as at May 31, 2015	31,643,000	$1	22,201,472	$86,470	$86,471

5  Statements of Earnings

Net research and development expenses comprise the following:

	Three months ended May 31, 2015	Nine months ended May 31, 2015	Three months ended May 31, 2014	Nine months ended May 31, 2014

Gross research and development expenses	$12,462	$37,947	$13,616	$39,971
Research and development tax credits and grants	(1,539)	(4,860)	(1,871)	(5,972)
Net research and development expenses for the period	$10,923	$33,087	$11,745	$33,999

Inventory write-down is as follows:

	Three months ended May 31, 2015	Nine months ended May 31, 2015	Three months ended May 31, 2014	Nine months ended May 31, 2014

Inventory write-down for the period	$1,083	$3,062	$1,181	$3,619

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share data and as otherwise noted)

Depreciation and amortization expenses by functional area are as follows:

	Three months ended May 31, 2015	Nine months ended May 31, 2015	Three months ended May 31, 2014	Nine months ended May 31, 2014

Cost of sales
Depreciation of property, plant and equipment	$367	$1,136	$377	$1,141
Amortization of intangible assets	243	1,355	465	1,527
	610	2,491	842	2,668

Selling and administrative expenses
Depreciation of property, plant and equipment	124	401	234	715
Amortization of intangible assets	69	771	377	1,152
	193	1,172	611	1,867

Net research and development expenses
Depreciation of property, plant and equipment	672	2,127	608	1,881
Amortization of intangible assets	132	435	183	602
	804	2,562	791	2,483

	$1,607	$6,225	$2,244	$7,018

Depreciation of property, plant and equipment	$1,163	$3,664	$1,219	$3,737
Amortization of intangible assets	444	2,561	1,025	3,281

	$1,607	$6,225	$2,244	$7,018

Employee compensation comprises the following:

	Three months ended May 31, 2015	Nine months ended May 31, 2015	Three months ended May 31, 2014	Nine months ended May 31, 2014

Salaries and benefits	$28,724	$88,031	$31,133	$91,853
Stock-based compensation costs	374	1,162	407	1,272

Total employee compensation for the period	$29,098	$89,193	$31,540	$93,125

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share data and as otherwise noted)

Stock-based compensation costs by functional area are as follows:

	Three months ended May 31, 2015	Nine months ended May 31, 2015	Three months ended May 31, 2014	Nine months ended May 31, 2014

Cost of sales	$43	$126	$45	$145
Selling and administrative expenses	247	770	264	856
Net research and development expenses	84	266	98	271

Total stock-based compensation for the period	$374	$1,162	$407	$1,272

6  Income Taxes

For the three months and the nine months ended May 31, 2014 and 2015, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended May 31, 2015	Nine months ended May 31, 2015	Three months ended May 31, 2014	Nine months ended May 31, 2014

Income tax provision at combined Canadian federal and provincial statutory tax rate (27%)	$613	$1,737	$1,023	$705

Increase (decrease) due to:
Foreign income taxed at different rates	223	800	83	(27)
Non-taxable (income)/loss	14	1,088	(187)	(1,080)
Non-deductible expenses	186	560	387	794
Foreign exchange effect of translation of foreign subsidiaries in the functional currency	(280)	(3,399)	(151)	61
Utilization of previously unrecognized deferred income tax assets	74	(6)	–	–
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	926	2,909	584	2,515
Other	(49)	(231)	384	62

Income tax provision for the period	$1,707	$3,458	$2,123	$3,030

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share data and as otherwise noted)

The income tax provision consists of the following:

	Three months ended May 31, 2015	Nine months ended May 31, 2015	Three months ended May 31, 2014	Nine months ended May 31, 2014

Current	$1,165	$3,259	$976	$1,582
Deferred	542	199	1,147	1,448

	$1,707	$3,458	$2,123	$3,030

7  Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended May 31, 2015	Nine months ended May 31, 2015	Three months ended May 31, 2014	Nine months ended May 31, 2014

Basic weighted average number of shares outstanding (000’s)	53,861	57,804	60,339	60,323
Plus dilutive effect of (000’s):
Restricted share units	597	545	546	570
Deferred share units	91	104	99	101
Stock options	‒	‒	2	12

Diluted weighted average number of shares outstanding (000’s)	54,549	58,453	60,986	61,006
Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	20	65	25	94

For the nine months ended May 31, 2014, the diluted amount per share was the same amount as the basic amount per share since the dilutive effect of stock options, restricted share units and deferred share units was not included in the calculation; otherwise, the effect would have been antidilutive. Accordingly, the diluted amount per share for this period was calculated using the basic weighted average number of shares outstanding.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers’ acceptance delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated June 23, 2015.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We are a leading provider of next-generation test, service assurance and end-to-end quality of experience solutions for mobile and fixed network operators and equipment manufacturers in the global telecommunications industry. Our intelligent solutions with contextually relevant analytics improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycle. We target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures: 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

We introduced major enhancements to our analytics platform (EXFO Xtract), service assurance systems and network visibility solutions in the third quarter in order to help network operators take proactive actions that improve customer quality of experience. We also released new capabilities for our iOLM fiber test technology and a fully automated wireless fiber inspection solution, both contributing to our thrust to automate and accelerate fiber deployments in wireless access networks. Following the quarter-end, we accelerated our market-driven strategy by unveiling the most advanced, all-in-one test platform: FTB-1 Pro. This platform combines the unique, quad-port NetBlazer 10G Ethernet module and iSAM software test option. We also launched a new OTDR series and above-mentioned iOLM and fiber inspection probe options for the FTB-1 Pro to greatly accelerate and simplify the turn-up of next-generation fixed and mobile access networks.

We reported sales of $57.8 million in the third quarter of fiscal 2015, compared to $63.9 million for the same period last year, due in part to a significant headwind from a stronger US dollar versus other currencies, compared to the same period last year. Bookings totaled $59.2 million in the third quarter of fiscal 2015, for a book-to-bill ratio of 1.03, compared to $66.5 million for the same period last year.

Net earnings amounted to $563,000, or $0.01 per diluted share, in the third quarter of fiscal 2015, compared to $1.7 million, or $0.03 per share, for the same period last year. Net earnings for the third quarter of fiscal 2015 included $0.4 million in after-tax amortization of intangible assets, $0.4 million in stock-based compensation costs and a foreign exchange loss of $0.2 million.

Adjusted EBITDA (net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain or loss) reached $4.5 million, or 7.7% of sales in the third quarter of fiscal 2015, compared to $7.3 million, or 11.5% of sales for the same period last year. See page 32 of this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings.

On January 7, 2015, we announced that our Board of Directors had authorized a substantial issuer bid (the “Offer”) to purchase for cancellation up to 7,142,857 subordinate voting shares for an aggregate purchase price not to exceed CA$30 million. On February 20, 2015, pursuant to the Offer, we purchased for cancellation 6,521,739 subordinate voting shares for an aggregate purchase price of CA$30 million (US$24.0 million), plus related fees of $223,000. We used cash to fund the purchase of shares.

On March 25, 2015, we announced that our Board of Directors approved the renewal of our share repurchase program by way of a normal course issuer bid on the open market of up to 10% of the issued and outstanding subordinate voting shares, representing 1,397,598 subordinate voting shares at the prevailing market price. We expect to use cash, short-term investments or future cash flows from operations to fund the repurchase of shares. The normal course issuer bid started on March 27, 2015, and will end on March 26, 2016, or on an earlier date if we repurchase the maximum number of shares permitted under the bid. The program does not require that we repurchase any specific number of shares, and it may be modified, suspended or terminated at any time and without prior notice. All shares repurchased under the bid will be cancelled.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)

	Three months ended May 31,		Nine months ended May 31,
	2015	2014	2015	2014

Sales	$57,781	$63,882	$165,495	$171,064

Cost of sales (1)	22,281	23,469	63,064	64,727
Selling and administrative	20,489	21,730	61,689	64,975
Net research and development	10,923	11,745	33,087	33,999
Depreciation of property, plant and equipment	1,163	1,219	3,664	3,737
Amortization of intangible assets	444	1,025	2,561	3,281
Interest and other (income) expense	36	(220)	(216)	(296)
Foreign exchange (gain) loss	175	1,126	(4,787)	(1,968)

Earnings before income taxes	2,270	3,788	6,433	2,609

Income taxes	1,707	2,123	3,458	3,030

Net earnings (loss) for the period	$563	$1,665	$2,975	$(421)

Basic and diluted net earnings (loss) per share	$0.01	$0.03	$0.05	$(0.01)

Other selected information:

Gross margin before depreciation and amortization (2)	$35,500	$40,413	$102,431	$106,337

Research and development:
Gross research and development	$12,462	$13,616	$37,947	$39,971
Net research and development	$10,923	$11,745	$33,087	$33,999

Adjusted EBITDA (2)	$4,462	$7,345	$8,817	$8,635

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 32 for non-IFRS measures.

	Three months ended May 31,		Nine months ended May 31,
	2015	2014	2015	2014

Sales	100.0%	100.0%	100.0%	100.0%

Cost of sales (1)	38.6	36.7	38.1	37.8
Selling and administrative	35.5	34.0	37.3	38.0
Net research and development	18.9	18.4	20.0	19.9
Depreciation of property, plant and equipment	2.0	1.9	2.2	2.2
Amortization of intangible assets	0.8	1.6	1.5	1.9
Interest and other (income) expense	–	(0.3)	(0.1)	(0.2)
Foreign exchange (gain) loss	0.3	1.8	(2.9)	(1.1)

Earnings before income taxes	3.9	5.9	3.9	1.5

Income taxes	2.9	3.3	2.1	1.7

Net earnings (loss) for the period	1.0%	2.6%	1.8%	(0.2)%

Other selected information:

Gross margin before depreciation and amortization (2)	61.4%	63.3%	61.9%	62.2%

Research and development:
Gross research and development	21.6%	21.3%	22.9%	23.4%
Net research and development	18.9%	18.4%	20.0%	19.9%

Adjusted EBITDA (2)	7.7%	11.5%	5.3%	5.0%

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 32 for non-IFRS measures.

SALES AND BOOKINGS

For the three months ended May 31, 2015, our sales amounted to $57.8 million, compared to $63.9 million for the same period last year, while our bookings totaled $59.2 million compared to $66.5 million for the same period last year, for a book-to-bill ratio of 1.03.

For the nine months ended May 31, 2015, our sales reached $165.5 million, compared to $171.1 million for the same period last year. For the nine months of fiscal 2015, bookings amounted to $168.1 million, compared to $183.1 million for the same period last year, for a book-to-bill ratio of 1.02.

In the third quarter and the first nine months of fiscal 2015, we faced a significant headwind from a stronger US dollar, compared to the same periods last year. Given that we generate a portion of our revenue in Canadian dollars and euros but report our results in US dollars, it had a negative impact on our sales year-over-year.

In the third quarter of fiscal 2015, excluding the negative currency impact, the year-over-year decrease in sales mainly comes from our Protocol-layer product line in the Americas and Europe, Middle-East and Africa (EMEA); this was offset in part by increased sales for our Physical-layer product line in the Americas, where we benefited from some improvement year-over-year.

In the first nine months of fiscal 2015, excluding the negative currency impact, sales would have been almost flat year-over-year. In fact, we reported year-over-year sales growth in the Americas, mainly for our Physical-layer product line, which was offset by the decrease in sales in EMEA and to a lesser extent in Asia-Pacific for both our Physical- and Protocol-layer product lines. It should be noted that in the third quarter and in the first nine months of fiscal 2014, market conditions in the Americas were challenging due to order delays and lower spending levels, especially among key customers, which mainly affected our Physical-layer product line sales during these periods. Europe, overall, remained a challenging market due to weaker currencies and economic uncertainties.

Finally, in the third quarter and the first nine months of fiscal 2015, we faced increased competition and pricing pressure, compared to the same periods last year, which negatively affected our sales year-over-year.

In the third quarter and the first nine months of fiscal 2015, our bookings were negatively affected by a stronger US dollar, compared to the Canadian dollar and euro. In the third quarter and the first nine months of fiscal 2015, excluding the negative currency impact, the year-over-year decrease in bookings comes from our Protocol-layer product line; this more than offset the increase in bookings for our Physical-layer product line, especially in the Americas, where we benefited from some improvement year-over-year.

As we gradually evolve from a supplier of dedicated test instruments to a supplier of end-to-end solutions, our quarterly sales and bookings are becoming increasingly subject to quarterly fluctuations, as we are managing more complex, multimillion dollar deals that have prolonged sales and revenue recognition cycles related to our Protocol-layer products; this also explains the year-over-year decrease in sales and bookings in the third quarter and the first nine months of fiscal 2015 for our Protocol-layer product line.

Geographic distribution

In the third quarter of fiscal 2015, sales to the Americas, EMEA and Asia-Pacific accounted for 58%, 23% and 19% of sales respectively, compared to 54%, 28% and 18% for the same period last year respectively. In the first nine months of fiscal 2015, sales to the Americas, EMEA and Asia-Pacific accounted for 53%, 27% and 20% of sales respectively, compared to 50%, 30% and 20% for the same period last year respectively.

Customer concentration

We sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators and cable TV operators. In the third quarters of fiscal 2014 and 2015, no customer accounted for more than 10% of our sales, and our top three customers accounted for 15.3% and 15.7% of sales respectively. In the first nine months of fiscal 2014 and 2015, no customer accounted for more than 10% of our sales, and our top three customers accounted for 11.9% and 12.8% of our sales respectively.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION (non-IFRS measure — refer to page 32 of this document)

Gross margin before depreciation and amortization (gross margin) reached 61.4% of sales for the three months ended May 31, 2015, compared to 63.3% for the same period last year.

Gross margin reached 61.9% of sales for the nine months ended May 31, 2015, compared to 62.2% for the same period last year.

In the third quarter, lower sales volume resulted in a lower absorption of our fixed manufacturing costs, reducing our gross margin year-over-year.

In addition, in the third quarter, our gross margin was unfavorably affected by the product mix, compared to the same period last year.

Furthermore, in the third quarter, foreign exchange losses on our forward exchange contracts reduced our sales and negatively affected our gross margin by 0.4%, compared to the same period last year.

However, in the third quarter of fiscal 2015, we reported lower inventory write-down, compared to the same period last year, which increased our gross margin by 0.2% year-over-year.

In the first nine months of fiscal 2015, the slight decrease in our gross margin year-over-year mainly comes from foreign exchange losses on our forward exchange contracts, which reduced our sales and negatively affected our gross margin by 0.2% compared to the same period last year.

In addition, in the first nine months of fiscal 2015, we faced increased competition and pricing pressure for some product lines, compared to the same period last year, which negatively affected our gross margin year-over-year.

However, in the first nine months of fiscal 2015, we reported lower inventory write-down compared to the same period last year, which increased our gross margin by 0.3% year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended May 31, 2015, selling and administrative expenses were $20.5 million, or 35.5% of sales, compared to $21.7 million, or 34.0% of sales for the same period last year.

For the nine months ended May 31, 2015, selling and administrative expenses were $61.7 million, or 37.3% of sales, compared to $65.0 million, or 38.0% of sales for the same period last year.

In the third quarter and the first nine months of fiscal 2015, our selling and administrative expenses decreased due to the increase in the average value of the US dollar compared to the Canadian dollar and the euro year-over-year, as a portion of our selling and administrative expenses are incurred in these latter two currencies and we report our results in US dollars, and to tight control on expenses.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

For the three months ended May 31, 2015, gross research and development expenses totaled $12.5 million, or 21.6% of sales, compared to $13.6 million, or 21.3% of sales for the same period last year.

For the nine months ended May 31, 2015, gross research and development expenses totaled $37.9 million, or 22.9% of sales, compared to $40.0 million, or 23.4% of sales for the same period last year.

In the third quarter and the first nine months of fiscal 2015, the year-over-year increase in the average value of the US dollar, compared to the Canadian dollar and the euro had a positive impact on our gross research and development expenses as most of these expenses are incurred in these latter two currencies and we report our results in US dollars. This explains most of the year-over-year decrease in gross research and development expenses.

In the first nine months of fiscal 2015, excluding the positive currency impact year-over-year, inflation, salary increases, as well as a shift in the mix and timing of research and development projects slightly increased our gross research and development expenses, compared to the same period last year.

Tax credits and grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible to grants by a Finnish technology organization on certain research and development projects conducted in Finland.

For the three months ended May 31, 2015, tax credits and grants for research and development activities were $1.5 million, or 12.3% of gross research and development expenses, compared to $1.9 million, or 13.7% of gross research and development expenses for the same period last year.

For the nine months ended May 31, 2015, tax credits and grants for research and development activities were $4.9 million, or 12.8% of gross research and development expenses, compared to $6.0 million, or 14.9% of gross research and development expenses for the same period last year.

The decrease in our tax credits and grants in the third quarter and the first nine months of fiscal 2015, compared to the same periods last year, results from the decrease in the statutory Canadian federal and provincial research and development tax credit rates, as well as from the increase in the average value of the US dollar, compared to the Canadian dollar year-over-year, as our tax credits are denominated in Canadian dollars and we report our results in US dollars.

In the third quarter and the first nine months of fiscal 2015, the decrease in tax credits and grants as a percentage of gross research and development expenses, compared to the same periods last year, mainly comes from the decrease in the statutory Canadian federal and provincial research and development tax credit rates.

AMORTIZATION OF INTANGIBLE ASSETS

In the third quarter of fiscal 2015, amortization of intangible assets amounted to $0.4 million, compared to $1.0 million for the same period last year.

In the first nine months of fiscal 2015, amortization of intangible assets amounted to $2.6 million, compared to $3.3 million for the same period last year.

The decrease in amortization expenses in the third quarter and the first nine months of fiscal 2015, compared to the same periods last year, is mainly due to the fact that core technology related to the acquisition of NetHawk Oyj (acquired in fiscal 2010) became fully amortized in the third quarter of fiscal 2015, and that the average value of the US dollar increased compared to the Canadian dollar year-over-year, as a significant portion of our amortization expense is incurred in this currency and we report our results in US dollars.

FOREIGN EXCHANGE GAIN (LOSS)

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses result from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities’ operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

For the three months ended May 31, 2015, we recorded a foreign exchange loss of $0.2 million, compared $1.1 million for the same period last year.

For the nine months ended May 31, 2015, we recorded a foreign exchange gain of $4.8 million, compared to $2.0 million for the same period last year.

During the third quarter of fiscal 2015, the period-end value of the Canadian dollar slightly increased versus the US dollar, compared to the previous quarter, which resulted in a foreign exchange loss of $0.2 million during that period. The period-end value of the Canadian dollar increased 0.5% versus the US dollar to CA$1.2437= US$1.00 in the third quarter of fiscal 2015, compared to CA$1.2503 = US$1.00 at the end of the previous quarter.

During the same period last year, the period-end value of the Canadian dollar increased versus the US dollar and the euro, compared to the previous quarter, which resulted in a foreign exchange loss of $1.1 million during that period. In fact, the period-end value of the Canadian dollar increased 2.1% versus the US dollar to CA$1.0842= US$1.00 in the third quarter of fiscal 2014, compared to CA$1.1075 = US$1.00 at the end of the previous quarter, and increased 3.1% versus the euro to CA$1.4822 = €1.00 in the third quarter of fiscal 2014, compared to CA$1.5291 = €1.00 at the end of the previous quarter.

During the first nine months fiscal 2015, the period-end value of the Canadian dollar significantly decreased versus the US dollar, compared to the previous year end, which resulted in a foreign exchange gain of $4.8 million during that period. The period-end value of the Canadian dollar decreased 12.7% versus the US dollar to CA$1.2437 = US$1.00 in the first nine months of fiscal 2015, compared to CA$1.0858 = US$1.00 at the end of the previous year.

During the same period last year, the period-end value of the Canadian dollar significantly decreased versus the US dollar and the euro, compared to the previous year end, which resulted in a foreign exchange gain of $2.0 million during that period. In fact, the period-end value of the Canadian dollar decreased 2.9% versus the US dollar to CA$1.0842 = US$1.00 in the first nine months of fiscal 2014, compared to CA$1.0530 = US$1.00 at the end of the previous year, and decreased 6.4% versus the euro to CA$1.4822 = €1.00 in the first nine months of fiscal 2014, compared to CA$1.3936 = €1.00 at the end of the previous year.

Foreign-exchange-rate fluctuations also flow through the statement of earnings line items as a portion of our sales and a significant portion of our operating expenses are denominated in Canadian dollars and euros, and we report our results in US dollars. In fact, the average value of the US dollar in the third quarter of fiscal 2015 increased 11.1% and 20.8% respectively year-over-year, compared to the Canadian dollar and the euro. During the first nine months of fiscal 2015, it increased 9.3% and 13.5% respectively year-over-year, compared to the Canadian dollar and the euro.

INCOME TAXES

For the three months ended May 31, 2015, we reported income tax expenses of $1.7 million on earnings before income taxes of $2.3 million. For the corresponding period last year, we reported income tax expense of $2.1 million on earnings before income taxes of $3.8 million.

For the nine months ended May 31, 2015, we reported income tax expenses of $3.5 million on earnings before income taxes of $6.4 million. For the corresponding period last year, we reported income tax expenses of $3.0 million on earnings before income taxes of $2.6 million.

These distorted tax rates mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and had some non-deductible losses and expenses, such as stock-based compensation costs. In addition, a significant portion of our foreign exchange gain or loss was created by the translation of financial statements of our foreign subsidiaries from their local currency to the functional currency, and was therefore non-taxable or non-deductible. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for both periods.

Please refer to Note 6 to our condensed unaudited interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at May 31, 2015, cash and short-term investments totaled $29.9 million, while our working capital was at $72.7 million. Our cash and short-term investments decreased $3.0 million in the third quarter of fiscal 2015, from the previous quarter. First, in the third quarter of fiscal 2015, operating activities used $1.3 million in cash and we made cash payments of $1.8 million for the purchase of capital assets.

Our short-term investments consist of debt instruments issued by high-credit quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, as well as potential acquisitions and our share repurchase program. As at May 31, 2015, cash balances included an amount of $14.0 million that bears interest at an annual rate of 1.2%.

We believe that our cash balances and short-term investments of $29.9 million will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our share repurchase program. In addition to these assets, we have unused available lines of credit totaling $13.7 million for working capital and other general corporate purposes, and unused lines of credit of $17.5 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows used by operating activities were $1.3 million for the three months ended May 31, 2015, compared to cash flows generated of $2.9 million for the same period last year.

Cash flows provided by operating activities were $6.4 million for the nine months ended May 31, 2015, compared to $9.9 million for the same period last year.

Cash flows used by operating activities in the third quarter of fiscal 2015 were attributable to the net earnings after items not affecting cash of $3.9 million, more than offset by the negative net change in non-cash operating items of $5.1 million; this was mainly due to the negative effect on cash of the increase of $6.5 million in our accounts receivable due to the sequential increase in sales as well as the timing of receipts and sales during the quarter, the negative effect on cash of the increase of $541,000 in our income tax and tax credits recoverable due to tax credits earned during the quarter not yet recovered, and the negative effect on cash of the increase of $374,000 in our prepaid expenses due to timing of payments during the quarter. These negative effects on cash were offset in part by the positive effect on cash of the decrease of $950,000 in our inventories due to improved inventory turns and the positive effect on cash of the increase of $1.3 million in our accounts payable,  accrued liabilities and provisions due to timing of purchases and payments during the quarter.

Cash flows provided by operating activities in the third quarter of fiscal 2014 were attributable to the net earnings after items not affecting cash of $6.1 million offset in part by the negative net change in non-cash operating items of $3.2 million; this was mainly due to the negative effect on cash of the increase of $8.2 million in our accounts receivable due to the increase of sales as well as the timing of receipts and sales during the quarter and the negative effect on cash of the increase of $759,000 in our income tax and tax credits recoverable due to tax credits earned during the quarter not yet recovered. These negative effects on cash were offset in part by the positive effect on cash of the decrease of $727,000 in our inventories due to an increased inventory turn, the positive effect on cash of the decrease of $492,000 in our prepaid expenses due to the timing of payments during the quarter, as well as the positive effect on cash of the increase of $4.6 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the quarter.

Cash flows provided by operating activities in the first nine months of fiscal 2015 were attributable to the net earnings after items not affecting cash of $9.0 million, offset in part by the negative net change in non-cash operating items of $2.7 million; this was mainly due to the positive effect on cash of the increase of $9.0 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the period. This positive effect on cash was offset in part by the negative effect on cash of the increase of $7.8 million in our accounts receivable due to the timing of receipts and sales during the period, the negative effect on cash of the increase of $2.0 million in our income tax and tax credits recoverable due to tax credits earned during the period not yet recovered, the negative effect on cash of the increase of $983,000 in our inventories to meet future demand, and the negative effect on cash of the increase of $875,000 in our prepaid expenses due to timing of payments during the period.

Cash flows provided by operating activities in the first nine months of fiscal 2014 were attributable to the net earnings after items not affecting cash of $8.3 million, and the positive net change in non-cash operating items of $1.6 million; this was mainly due to the positive effect on cash of the increase of $10.0 million in our accounts payable, accrued liabilities and provisions due to timing of purchases and payments during the period. This positive effect on cash was offset in part by the negative effect on cash of the increase of $3.7 million in our accounts receivable due to the decrease in sales year-over-year as well as the timing of receipts and sales during the period, the negative effect on cash of the increase of $1.7 million in our income tax and tax credits recoverable due to tax credits earned during the period not yet recovered, and the negative effect on cash of the increase of $2.8 million in our inventories to meet future demand.

Investing activities

Cash flows used by investing activities were $207,000 for the three months ended May 31, 2015, compared to $3.3 million for the same period last year.

Cash flows used by investing activities were $449,000 for the nine months ended May 31, 2015, compared to $5.7 million for the same period last year.

In the third quarter of fiscal 2015, we paid $1.8 million for the purchase of capital assets but we disposed (net of acquisitions) of $1.6 million worth of short-term investments.

For the corresponding period last year, we paid $2.8 million for the purchase of capital assets, including the assets of ByteSphere, and we acquired (net of disposals) $577,000 worth of short-term investments.

In the first nine months of fiscal 2015, we paid $4.6 million for the purchase of capital assets, but we disposed (net of acquisitions) of $4.2 million worth of short-term investments.

For the corresponding period last year, we paid $5.1 million for the purchase of capital assets, including the assets of ByteSphere, and we acquired (net of disposals) $586,000 worth of short-term investments.

Financing activities

Cash flows used by financing activities were $71,000 for the three months ended May 31, 2015, compared to cash flows provided of $30,000 for the same period last year.

Cash flows used by financing activities were $25.2 million for the nine months ended May 31, 2015, compared to $1.0 million for the same period last year.

In the first nine months of fiscal 2015, we redeemed share capital under our share repurchase programs (namely our substantial issuer bid) for a cash consideration of $25.2 million.

For the corresponding period last year, we redeemed share capital for a cash consideration of $937,000 and we made a repayment of $307,000 of our long-term debt. However, we received $225,000 from the exercise of stock options.

FORWARD EXCHANGE CONTRACTS

We are exposed to a currency risk as a result of our export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. In addition, we are exposed to a currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at May 31, 2015, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2015 to August 2015	$7,700,000	1.1033
September 2015 to August 2016	20,200,000	1.1180
September 2016 to August 2017	8,000,000	1.1530
September 2017 to December 2017	1,600,000	1.2135
Total	$37,500,000	1.1266

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

June 2015 to August 2015	$1,200,000	64.49
September 2015 to April 2016	2,800,000	65.96
Total	$4,000,000	65,52

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled, based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $497,000 as at August 31, 2014, and $3.6 million as at May 31, 2015, mainly for our US/Canadian dollars forward exchange contracts. The quarter-end exchange rate was CA$1.2437 = US$1.00 as at May 31, 2015.

SHARE CAPITAL

Share capital

As at June 23, 2015, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 22,202,627 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at May 31, 2015, our off-balance sheet arrangements consisted of letters of guarantee amounting to $349,000 for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2017.

STRUCTURED ENTITIES

As at May 31, 2015, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F for the year ended August 31, 2014, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

NEW IFRS PRONOUNCEMENTS AND AMENDMENTS

Refer to Note 2 to our condensed unaudited interim consolidated financial statements for the three and nine months ended May 31, 2015 and to our consolidated financial statements for the year ended August 31, 2014 for the effect of certain recent accounting pronouncements on our consolidated financial statements.

RISKS AND UNCERTAINTIES

For the first nine  months  of  fiscal  2015,  there  have  been  no  material  changes from  the  risk  factors  disclosed  in  our  Annual  Report  on Form 20-F for the year ended August 31, 2014.

NON-IFRS MEASURES

We provide non-IFRS measures (gross margin before depreciation and amortization* and adjusted EBITDA**) as supplemental information regarding our operational performance. We use these measures for the purpose of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us to plan and forecast future periods as well as to make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

*	Gross margin before depreciation and amortization represents sales less cost of sales, excluding depreciation and amortization.

**	Adjusted EBITDA represents net earnings (loss) before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain or loss.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings (loss), in thousands of US dollars:

Adjusted EBITDA (unaudited)

	Three months ended May 31,		Nine months ended May 31,
	2015	2014	2015	2014

IFRS net earnings (loss) for the period	$563	$1,665	$2,975	$(421)

Add (deduct):

Depreciation of property, plant and equipment	1,163	1,219	3,664	3,737
Amortization of intangible assets	444	1,025	2,561	3,281
Interest and other (income) expense	36	(220)	(216)	(296)
Income taxes	1,707	2,123	3,458	3,030
Stock-based compensation costs	374	407	1,162	1,272
Foreign exchange (gain) loss	175	1,126	(4,787)	(1,968)
Adjusted EBITDA for the period	$4,462	$7,345	$8,817	$8,635

Adjusted EBITDA in percentage of sales	7.7%	11.5%	5.3%	5.0%

QUARTERLY SUMMARY FINANCIAL INFORMATION (unaudited)
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	May 31, 2015	February 28, 2015	November 30, 2014	August 31, 2014

Sales	$57,781	$50,990	$56,724	$59,742
Cost of sales (1)	$22,281	$19,546	$21,237	$22,109
Net earnings	$563	$931	$1,481	$1,204
Basic and diluted net earnings per share	$0.01	$0.02	$0.02	$0.02

	Quarters ended
	May 31, 2014	February 28, 2014	November 30, 2013	August 31, 2013

Sales	$63,882	$51,179	$56,003	$60,888
Cost of sales (1)	$23,469	$20,073	$21,185	$22,574
Net earnings (loss)	$1,665	$(1,339)	$(747)	$3,802
Basic and diluted net earnings (loss) per share	$0.03	$(0.02)	$(0.01)	$0.06

(1)	The cost of sales is exclusive of depreciation and amortization.